Exhibit 21.1

SUBSIDIARIES OF EXELIXIS, INC.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Exelixis Global Services, Inc.	Delaware
Exelixis International (Bermuda) Ltd.	Bermuda
Exelixis International (UK) Ltd.	United Kingdom
Exelixis Patent Company, LLC	Delaware
Exelixis Plant Sciences, Inc.	Delaware